

VIA FACSIMILE AND U.S. MAIL

December 15, 2009

Mr. Geoffrey Alison
President and Chief Executive Officer
122 Ocean Park Blvd., Suite 307
Santa Monica, CA 90405

> **Re: Cyberspace Vita, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2009**
> **Filed November 2, 2009**
> **File No. 333-141929**

Dear Mr. Alison:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm, page F-1

1.   Please obtain and file a revised audit report that is dated in accordance with
        Auditing Standards Codification Section AU 530. Based on the auditors consent
        filed as exhibit 23.1, we assume the date of the audit opinion is a typographical
        error, and that the report date should be February 25, 2009, not February 25,
        2008.

2.   Please have your independent auditors revise the opinion paragraph to opine on
        each of the balance sheets audited and included in the filing. Refer to Auditing
        Standards Codification Section AU 508.08.

Management's Annual Report on Internal Control Over Financial Reporting, page F-11

3.   Please revise to provide a statement substantially in the form prescribed by
        paragraph (a)(4) of Item 308T of Regulation S-K.

Signatures, page 25

4.   Please revise the second signature block to indicate each capacity in which Mr.
        Alison signs the report. In this regard, please note general instruction D(2)(a) of
        Form 10-K which requires that the report must be signed on behalf of the
        registrant by its principal executive officer, principal financial officer, principal
        accounting officer, and by at least the majority of the board of directors or
        persons performing similar functions.

Form 10-Q for Fiscal Quarter Ended September 30, 2009

Exhibit 31 Certification

5.   Please revise the signature section to have Mr. Alison also sign in his capacity as
        principal financial officer. See Item 601(b)(31) of Regulation S-K and Exchange
        Act Rules 13a-14(a) and 15d-14(a) which require a certification for the principal
        executive and principal financial officer.

*   *   *   *

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish

a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Guobadia at (202) 551-3562 or Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the filings and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Branch Chief